VIA EDGAR AND FACSIMILE

Confidential treatment of certain information contained herein has been requested by Foot Locker, Inc. pursuant to Commission Rule 83. This letter omits certain information that has been included in an unredacted version delivered to the Division of Corporation Finance. Asterisks denote the omitted material.

Mr. William Thompson	June 26, 2007
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foot Locker, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 2, 2007
Commission File No. 1-10299

Dear Mr. Thompson:

     Please find our responses below to the comment letter dated June 12, 2007 relating to the Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (“2006 Form 10-K”) of Foot Locker, Inc. (the “Company”). To assist your review, we have retyped the text of the Staff’s comments below.

Debt Capitalization and Equity, page 15

1.	We reviewed the proposed revision to your disclosure in response to comment one in our letter dated May 8, 2007 and we re-issue part of our previous comment. Please disclose that the “total net debt capitalization percent including present value of operating leases” is a non-GAAP financial measure. Also, please disclose the reasons why the non-GAAP presentation provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measures.

Foot Locker, Inc. 112 West 34th Street New York NY 10120 Tel. 212.720.3700

June 26, 2007

Response
Please see the revised proposed disclosure reflecting that total net debt capitalization percent including the present value of operating leases is a non-GAAP measure. We have stated in our proposed disclosure the reasons we believe these measures are useful to our investors, credit constituencies, and rating agencies. Management is not measured against these metrics for executive compensation.

Debt Capitalization and Equity
For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments in total net debt. Both “total net debt including the present value of operating leases” and “total net debt capitalization percent including the present value of operating leases” are considered non-GAAP financial measures. The present value of operating leases is discounted using various interest rates ranging from 4 percent to 13 percent, which represents the Company’s incremental borrowing rate at the inception of the lease. Operating leases are the primary financing vehicles used to fund store expansion and therefore we believe that the inclusion of the present value of operating leases in total debt is useful to our investors, credit constituencies, and rating agencies. The following table sets forth the components of the Company’s capitalization, both with and without the present value of operating leases:

	2006	2005
	(in millions)
Long-term debt and obligations under capital lease	$234	$326
Present value of operating leases	2,069	1,934
Total debt including the present value of operating leases	2,303	2,260
Less:
Cash and cash equivalents	221	289
Short-term investments	249	298
Total net debt including the present value of operating leases	1,833	1,673
Shareholders’ equity	2,295	2,027
Total capitalization	$4,128	$3,700

Total net debt capitalization percent including the present value of operating leases	44.4%	45.2%
Total net debt capitalization percent	N/A	N/A

June 26, 2007

Note 23 Legal Proceedings, page 59

2.	Please provide us with the analysis of your legal proceedings that you refer to in your response to comment four in our letter dated May 8, 2007. Please include your assessment of whether losses are probable or reasonably possible and a summary of your loss accruals and estimates.

Response
The Company does not believe that it is party to any legal proceedings that require disclosure under Regulation S-K Item 103, in that all legal proceedings to which the Company is a party are ordinary, routine litigation incidental to its business and none of the proceedings to which the Company is a party involve a claim for damages in excess of 10 percent of the current assets of the Company and its subsidiaries on a consolidated basis or otherwise require disclosure under Item 103.

As requested, the Company is separately submitting as Attachment I a schedule setting forth its analysis of pending legal proceedings, for which confidential treatment is requested. As you will note from Attachment I, the total of all reasonable loss estimates and the total of all accruals are not material, and therefore the Company has not disclosed them. As required by paragraph 9 of SFAS No. 5, we will disclose in future filings the aggregate amount of accruals established in connection with our material claims and litigation if we believe that such amount is material to our consolidated financial statements and that such disclosure is necessary for our financial statements not to be misleading. In addition, in future filings we will either disclose, in the aggregate, an estimate of the possible losses or range of losses in connection with pending material claims and litigation or we will indicate that such an estimate cannot be made.

Item 9A, Controls and Procedures, Page 63

3.	We reviewed the proposed revision to your disclosure in response to comment five in our letter dated May 8, 2007. Please insert “under the Exchange Act” after the reference to “the reports that [you] file or submit” in the conclusion of your officers.

Response
We agree with your comment. We have included the insert in the Company’s Form 10-Q for the period ended May 5, 2007 and will do the same for all future quarterly and annual filings.

June 26, 2007

Please contact me at 212 720-3896 for any questions regarding these responses.

Sincerely,
/s/ Giovanna Cipriano

Giovanna Cipriano
Foot Locker, Inc.
Vice President and
Chief Accounting Officer

cc:	Nicholas DiPaolo,
Chairman of the Audit Committee of the Board of Directors

Matthew D. Serra,
Chairman of the Board,
President and Chief Executive Officer

Robert W. McHugh,
Senior Vice President and Chief Financial Officer

Foot Locker, Inc.

Attachment I

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